UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEXTERS INC.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

G6529J100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6529J100

(1)	Names of reporting persons Sculptor Capital LP
(2)	Check the appropriate box if a member of a group(see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 175,000
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 175,000

(9)	Aggregate amount beneficially owned by each reporting person 175,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.09%
(12)	Type of reporting person (see instructions) IA

CUSIP No. G6529J100

(1)	Names of reporting persons Sculptor Capital Holding Corp.
(2)	Check the appropriate box if a member of a group(see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 175,000
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 175,000

(9)	Aggregate amount beneficially owned by each reporting person 175,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.09%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G6529J100

(1)	Names of reporting persons Sculptor Capital Management, Inc.
(2)	Check the appropriate box if a member of a group(see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 175,000
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 175,000

(9)	Aggregate amount beneficially owned by each reporting person 175,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.09%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G6529J100

(1)	Names of reporting persons Sculptor Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group(see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 175,000
	(7)	Sole dispositive power
	(8)	Shared dispositive power 175,000

(9)	Aggregate amount beneficially owned by each reporting person 175,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.09%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G6529J100

(1)	Names of reporting persons Sculptor Special Funding, LP
(2)	Check the appropriate box if a member of a group(see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 175,000
	(7)	Sole dispositive power
	(8)	Shared dispositive power 175,000

(9)	Aggregate amount beneficially owned by each reporting person 175,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.09%
(12)	Type of reporting person (see instructions) CO

CUSIP No. G6529J100

(1)	Names of reporting persons Sculptor Enhanced Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group(see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 0
	(7)	Sole dispositive power
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.00%
(12)	Type of reporting person (see instructions) CO

•	Sculptor Capital LP (“Sculptor”), a Delaware limited partnership, is the principal investment manager to a number of private funds and discretionary accounts (collectively, the “Accounts”).

•

Sculptor Capital Holding Corporation (“SCHC”), a Delaware corporation, serves as the general partner of Sculptor. The Ordinary Shares reported in this Schedule 13G/A are held in the Accounts managed by Sculptor.

•	Sculptor Capital Management, Inc. (“SCU”), a Delaware limited liability company, is a holding company that is the sole shareholder of SCHC.

•	Sculptor Master Fund, Ltd. (“SCMF”) is a Cayman Islands company. Sculptor is the investment adviser to SCMF.

•	Sculptor Enhanced Master Fund, Ltd. (“SCEN”) is a Cayman Islands company.

•	Sculptor Special Funding, LP (“NRMD”) is a Cayman Islands exempted limited partnership.

•	The address of the principal business office of Sculptor, SCHC, and SCU is 9 West 57 Street, 39 Floor, New York, NY 10019.

•

The address of the principal business office of SCMF, SCEN, and NRMD is c/o State Street (Cayman) Trust, Limited, 1 Nexus Way - Suite #5203, PO Box 896, Helicona Courtyard, Camana Bay, Grand Cayman, KY1-1103, Cayman.

SCHEDULE 13G/A

Item 1(a) Name of issuer:

NEXTERS INC., a business company incorporated in the British Virgin Islands with limited liability (the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices:

Ritter House, Wickhams Cay II

PO Box 31

Road Town, Tortola D8 VG1110

2(a) Name of person filing:

Sculptor Capital LP

2(b) Address or principal business office or, if none, residence:

9 West 57th Street, New York, New York 10019

2(c) Citizenship:

Delaware

2(d) Title of class of securities:

Ordinary Shares, no par value (the “Ordinary Shares”)

2(e) CUSIP No.:

G6529J100

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 175,000

(b) Percent of class: 0.09%

SCHEDULE 13G/A

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 175,000.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 175,000.

Sculptor serves as the principal investment manager to the Accounts and thus may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer held in the Accounts managed by Sculptor. SCHC serves as the sole general partner of Sculptor. As such, SCHC may be deemed to control Sculptor and, therefore, may be deemed to be the beneficial owner of the Ordinary Shares reported in this Schedule 13G/A. SCU is the sole shareholder of SCHC, and, for purposes of this Schedule 13G/A, may be deemed to be the beneficial owner of the Ordinary Shares reported in this Schedule 13G/A.

As of the close of business on December 31, 2021, the reporting persons may be deemed to have beneficially owned an aggregate of 175,000 shares (or 0.09%) of the Issuer’s Ordinary Shares as a result of holding 175,000 of the Issuer’s warrants. Each whole warrant entitles the holder to purchase one Ordinary Share at an exercise price of $11.50 per share. The percentages used in this Item 4 are calculated based upon (i) 196,698,101 Shares outstanding as of August 26, 2021 as disclosed in the Issuer’s Form 20-F filed on August 27, 2021 and (ii) 175,000 shares of Ordinary Shares underly certain warrants held by the Accounts.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [☒].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

SCULPTOR CAPITAL LP

By: Sculptor Capital Holding Corporation, its General Partner

Signature:/s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer

SCULPTOR CAPITAL HOLDING CORPORATION

Signature:/s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer

SCULPTOR CAPITAL MANAGEMENT, INC.

Signature:/s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer

SCULPTOR MASTER FUND, LTD.

By: Sculptor Capital LP, its investment manager

By: Sculptor Capital Holding Corporation, its General Partner

Signature:/s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer

SCULPTOR SPECIAL FUNDING, LP

By: Sculptor Capital LP, its investment manager

By: Sculptor Capital Holding Corporation, its General Partner

Signature:/s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer

SCULPTOR ENHANCED MASTER FUND, LTD.

By: Sculptor Capital LP, its investment manager

By: Sculptor Capital Holding Corporation, its General Partner

Signature:/s/ Wayne Cohen

Name: Wayne Cohen

Title: President and Chief Operating Officer